UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Numbers: 33-34149 and 333-106016
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

REQUIRED INFORMATION
     The following financial statements and supplemental schedules for the Bob Evans Farms, Inc. and Affiliates 401(K) Retirement Plan are being filed herewith:

Description	Page No.
Index to Audited Financial Statements	Page 4

Report of Independent Registered Public Accounting Firm	Page 5

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and December 31, 2008	Page 6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	Page 7

Notes to Financial Statements — December 31, 2009	Pages 8 - 19

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	Page 20

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Page 23
EX-23

Audited Financial Statements and
Supplemental Schedule
Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
December 31, 2009 and 2008
and the Year Ended December 31, 2009
With Report of Independent Registered
Public Accounting Firm

Bob Evans Farms, Inc. and Affiliates
401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2009 and 2008 and the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
Participants and Administrator of the
Bob Evans Farms, Inc. and Affiliates 401(k)
Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 28, 2010
Columbus, Ohio

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Common collective trust fund	$1,733,310	$957,038
Investments, at fair value	162,838,969	129,917,230

Total assets held for investment	164,572,279	130,874,268

Receivables:
Contributions from employer	4,306,961	4,857,462
Contributions from employees	166,027	1,031,861
Accrued interest receivable	7,436	34,870

Total receivables	4,480,424	5,924,193

Liabilities
Administrative expenses	166,132	155,008

Net assets available for benefits	$168,886,571	$136,643,453

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions:
Employer contributions	$4,306,961
Employee contributions	11,517,499
Interest and dividend income	2,744,135
Net appreciation in fair value of investments (Note 4)	31,223,692

49,792,287

Deductions:
Administrative expenses	1,005,226
Benefits paid directly to participants	16,543,943

17,549,169

Net Increase	32,243,118

Net assets available for benefits:
Beginning of year	136,643,453

End of year	$168,886,571

The accompanying notes are an integral part of these financial statements.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
1. Significant Accounting Policies
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 9 for further discussion of fair value measurements.
In accordance with Statement of ASC 820, Fair Value Measurements and Disclosures (formerly FASB Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
New Accounting Pronouncement
In April 2009, the Financial Accounting Standards Board In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
1. Significant Accounting Policies (continued)
New Accounting Pronouncement (continued)
of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 9 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
1. Significant Accounting Policies (continued)
Administrative Expenses
Administrative expenses of the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan (the Plan) are borne by the Plan.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan (The Plan) is a contributory defined contribution retirement plan which enables substantially all employees of Bob Evans Farms, Inc. and Affiliates (the Company), who have at least 1,000 hours of credited service and are age nineteen or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.
Contributions
Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution. Each year the Company’s Board of Directors determines an amount that the Company may contribute as the Company’s match or base contribution to the Plan. This

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
2. Description of the Plan (continued)
amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in the proportion of the participants’ deferred compensation. The base contribution is allocated to all participants equally. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions.
Upon enrollment, a participant may direct employee and employer match contributions to 15 different investment funds offered by the Plan. The Plan’s assets are held at The Bank of New York Mellon. The Company directs investment of the employer base contributions.
Contributions (continued)
Plan participants are limited to the amount of Bob Evans company stock they can hold in the plan and the amount they can direct for future purchases of Bob Evans company stock. No more than 10 percent of their account balance may be invested in Bob Evans Stock. Contributions for future purchase of Bob Evans company stock are also limited to 10% of the total contribution amount.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions, the employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are twenty percent vested after two years graduating to one hundred percent vested after six years of credited service.
Benefits
Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by and allocated to them as described above, and their allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee’s death, retirement, disability, or termination and are paid through lump sum distributions.
Benefit amounts which have been approved and processed for payment, but have not yet been paid were $87,709 at December 31, 2009 and $1,182,738 at December 31, 2008.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
2. Description of the Plan (continued)
Forfeitures
As of December 31, 2009 and 2008, there were $479,845 and $546,815, respectively, of non-vested forfeited accounts included in net assets available for benefits which will be used to reduce future employer contributions. Forfeitures used during 2009 and 2008 were approximately $422,797 and $502,000, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.
3. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$168,886,571	$136,643,453
Less: Amounts allocated to withdrawing participants	87,709	1,182,738

Net assets available for benefits per the Form 5500	$168,798,862	$135,460,715

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009.

Benefits paid to participants per the financial statements	$16,543,943
Add: Amounts allocated on Form 5500 to withdrawing participants at December 31, 2009	87,709
Less: Amounts allocated on Form 5500 to withdrawing participants at December 31, 2008	1,182,738

Benefits paid to participants per the Form 5500	$15,448,914

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
4. Investments
The Plan’s investments are held by a bank administered trust fund. During 2009, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated (depreciated) in fair value as follows:

Corporate stocks	$1,367,459
Mutual funds	29,856,233

$31,223,692

Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2009	2008

American Funds EuroPacific Growth Fund	$24,992,582	$18,021,956
American Funds Money Market Fund	20,295,503	22,311,449
Fidelity Advisor Freedom Fund 2025	26,551,916	20,373,356
Fidelity Advisor Freedom Fund 2040	11,759,451	7,345,908
Fundamental Investors Inc.	19,847,390	15,373,806
Asset Allocation Fund*	23,230,354	19,172,297

*	Nonparticipant-directed
5. Related Party Transactions
The Plan owned 150,642 and 159,549 shares of the Company’s common stock at December 31, 2009 and 2008, respectively. The current market value of stock represents the closing bid price for the shares at year-end. The accumulated appreciation in the fair value of the Company stock was $493,194 more than the cost at December 31, 2009. Cash dividends received from the Company for the year ended December 31, 2009 were $103,147.
6. Nonparticipant-Directed Investments
Historically, fund allocations in the Asset Allocation Fund have been nonparticipant-directed. With the exception of the Company base contributions, participants are permitted to reallocate funds in the Asset Allocation Fund into any of the existing investment options. The Plan does not maintain records of the segregation of funds in the Asset Allocation Fund between nonparticipant-directed and participant-directed.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
6. Nonparticipant-Directed Investments (continued)
Information about the net assets and significant components of changes in net assets related to the Asset Allocation Fund is as follows:

	December 31
	2009	2008

Investments, at fair value:
Asset Allocation Fund	$23,230,354	$19,172,297

Year Ended
December 31,
2009
Change in net assets:
Contributions	$1,230,326
Investment gains, net	4,770,705
Dividends and interest	583,657
Distributions	(2,085,535)
Intraplan transfers, net	(441,096)

$4,058,057

7. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 3, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
9. Fair Value Measurements
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
–	quoted prices for similar assets and liabilities in active markets

–	quoted prices for identical or similar assets or liabilities in markets that are not active

–	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
9. Fair Value Measurements (continued)
The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Mutual funds and corporate stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Money market funds and common collective trusts’ (CCTs): Valuated at the net asset value (NAV) of shares held by the plan at year end.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2009 and 2008:

	Level 1	Level 2	Level 3	Total

Corporate stock:
Bob Evans Farms, Inc.	$4,361,086	$—	$—	$4,361,086

Total corporate stock	4,361,086	—	—	4,361,086

Money market fund:
American Fund money market fund	—	20,295,503	—	20,295,503

Total money market fund	—	20,295,503	—	20,295,503

Common/collective trust Fund:
Common collective trust fund	—	1,733,310		1,733,310

Total common/collective trust fund	—	1,733,310		1,733,310

Mutual funds:
Equity	53,073,552	—	—	53,073,552
Fixed income securities	7,691,171	—	—	7,691,171
Asset allocation	—	23,230,354	—	23,230,354
Balanced funds	54,187,303	—	—	54,187,303

Total mutual funds	114,952,026	23,230,354	—	138,182,380

Total assets at fair value	$119,313,112	$45,259,167	$—	$164,572,279

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
9. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Corporate stock:
Bob Evans Farms, Inc.	$3,259,586	$—	$—	$3,259,586

Total corporate stock	3,259,586	—	—	3,259,586

Money market fund:
Cash management trust of America	22,311,449	—	—	22,311,449

Total money market fund	22,311,449	—	—	22,311,449

Common/collective trust Fund:
Common collective trust fund	—	—	957,038	957,038

Total common/collective trust fund	—	—	957,038	957,038

Mutual funds:
Equity	38,284,046	—	—	38,284,046
Fixed income securities	6,962,450	—	—	6,962,450
Asset allocation	19,172,297	—	—	19,172,297
Balanced funds	39,927,402	—	—	39,927,402

Total mutual funds	104,346,195	—	—	104,346,195

Total assets at fair value	$129,917,230	$—	$957,038	$130,874,268

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Notes to Financial Statements
9. Fair Value Measurements (continued)
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Common/Collective
Trust Funds
Balance, beginning of year	$957,038

Realized gains/(losses)
Unrealized gains/(losses) relating to instruments still held at the reporting date

Purchases, sales, issuances and settlements (net)

Transfers in and/or out of Level 3	(957,038)

Balance, end of year	$—

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
EIN # 31-442186 Plan # 001
December 31, 2009

	Face Value
	or Number		Current
Description	of Shares	Cost	Value

Cash and Short-Term Investments
Mellon Short-Term Investment Fund	1,733,310	$1,733,310	$1,733,310

		1,733,310	1,733,310
Corporate Stock
Bob Evans Farms, Inc.	150,642	3,867,892	4,361,086

		3,867,892	4,361,086
Mutual Funds
American Funds EuroPacific Growth Fund	651,867	24,862,430	24,992,582
Bond Fund of America Fund	651,794	8,195,589	7,691,171
American Funds Money Market Fund	20,295,503	20,295,503	20,295,503
Fidelity Advisor Freedom 2010 Fund	362,889	3,764,290	3,821,218
Fidelity Advisor Freedom 2015 Fund	381,656	4,062,776	3,992,124
Fidelity Advisor Freedom 2020 Fund	383,429	4,408,826	4,141,030
Fidelity Advisor Freedom 2025 Fund	2,565,403	28,420,814	26,551,916
Fidelity Advisor Freedom 2030 Fund	328,711	3,816,005	3,559,942
Fidelity Advisor Freedom 2035 Fund	231,466	2,499,756	2,363,265
Fidelity Advisor Freedom 2040 Fund	1,078,849	12,318,381	11,759,451
Fidelity Advisor Freedom Income Fund	43,841	425,670	444,548
Fundamental Investors Inc.	606,397	20,393,000	19,847,390
SSgA S&P 500 Index Fund	315,733	5,925,423	5,787,389
Asset Allocation Fund *	2,587,710	25,867,145	23,230,354

		165,255,608	158,477,883

Total assets held for investment purposes at end of year		$170,856,810	$164,572,279

*	Fund of funds consisting of multiple individual funds with various numbers of shares.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES 401K RETIREMENT PLAN
Date: June 28, 2010	By:	/s/ Tod P. Spornhauer
Tod P. Spornhauer
Member of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan Committee (also known as the Deferral Plan Committee)

BOB EVANS FARMS, INC. AND AFFILIATES 401K RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Page 23